Exhibit (a)(1)

The Board of Directors recommends that you reject the
unsolicited tender offer to sell your shares of
Cole Credit Property Trust IV, Inc. to Everest REIT Investors I, LLC.

December 19, 2018

If you are considering selling your shares in Cole Credit Property Trust IV, Inc. (the “Company”) to Everest REIT Investors I, LLC (“Everest”), please read all of the information below.

Dear Shareholder:
On December 10, 2018, Everest commenced an unsolicited tender offer to purchase up to 780,000 shares of the Company’s common stock at a price equal to $6.60 per share, in cash (the “Offer”). This is not an offer from the Company, and Everest is not affiliated in any way with the Company, its sponsor or CIM Group.

The Company’s Board of Directors (the “Board”) has carefully evaluated the terms of the Offer and has unanimously determined that the Offer is not in the best interests of the Company’s shareholders. Although each shareholder has individual liquidity needs and must evaluate the Offer accordingly, the Board does not recommend or endorse the Offer and recommends that shareholders REJECT this unsolicited Offer and NOT tender their shares.

To reject the Offer, simply ignore it. You do not need to respond.

The Board’s recommendation is based on several factors, including:

•
Everest’s offer is 29.6% less than the most recent net asset value per share of $9.37. The Board believes the Offer price is significantly below the current and potential long-term value of the shares, and is an opportunistic attempt by Everest to purchase your shares at a deeply discounted price. On March 29, 2018, the Board approved an estimated per share net asset value (“NAV”) of the Company’s shares of $9.37. Everest’s Offer price of $6.60 per share is $2.77 less than this estimated value. This translates to a 29.6% discount to the Company’s current NAV.

•
Everest’s strategy is to buy your shares at a significant discount. Everest has acknowledged that the Offer is being made “for investment purposes and with a view to making a profit for itself,” and that Everest was motivated to establish an Offer price which might be acceptable to some shareholders and is consistent with its objective of making a profit.

•
Everest’s offer is not based on the value of the Company’s real estate. Everest states that it determined the Offer price pursuant to its own analysis, that it did not obtain a current independent valuation or appraisal of the Company’s assets and that it is not an appraiser of real estate. In contrast, the Board, in determining the current estimated per share NAV of $9.37, engaged an independent valuation firm to appraise the Company’s real estate assets in accordance with the valuation guidelines previously established by the Board. The valuation firm determined an estimated valuation range of the shares of between $9.10 and $10.14 per share as of year-end 2017.

•
The Company’s share redemption program may provide better value to shareholders seeking to sell their shares than Everest’s offer. The Company continues to offer to repurchase shares on a quarterly basis pursuant to its share redemption program, subject to certain limits. No commissions are charged for repurchases made under the share redemption program. To date in 2018, the Company has redeemed approximately 7.4 million shares (15% of shares requested for redemption in 2018) for $69.5 million at an average price of $9.37 per share paid to the redeeming shareholders.

•
Shareholders will forfeit future distributions if they sell their shares to Everest. To date, the Company has paid 80 consecutive monthly distributions to its shareholders, with a current annualized distribution rate of $0.625 per share, which equates to an annualized yield of 6.67% per share for shares based on the most recent estimated per share NAV. While there are no guarantees of future distributions or liquidity events, if you sell, you will no longer receive monthly distributions or otherwise have any rights with respect to the shares that you sell, including any appreciation in the value of the common stock.

CIM GROUP 2325 EAST CAMELBACK ROAD, 10TH FLOOR, PHOENIX, ARIZONA 85016, PH 866.341.2653 CIMGROUP.COM
SECURITIES DISTRIBUTED BY AFFILIATE BROKER-DEALER: CCO CAPITAL, LLC, MEMBER FINR A /SIPC

•
Everest is not using an independent depositary. Everest Financial, Inc., an affiliate of Everest, is serving as depositary for the Offer. As a result, the funds to be paid in connection with the Offer are not being held by an independent third party that can independently verify that adequate funds are available for payment, and there is no independent third party that will hold the tendered shares in escrow until the Offer closes and the tendering shareholders have been paid. As a result, if you tender your shares, Everest may have access to your shares before all conditions to the Offer have been satisfied and you have been paid.

•
There is no guarantee of when the Offer will conclude or tendering shareholders will be paid. There is no guarantee that the Offer can or will be completed as soon as Everest contemplates in its offer materials. The Offer does not initially expire until January 18, 2019, and this date may be extended by Everest, subject to compliance with applicable securities laws, in its sole discretion.

•
Everest can change the terms of their Offer. Everest expressly reserves the right to amend the terms of the Offer, including by decreasing the $6.60 per share offer price or by changing the number of shares being sought or the type of consideration paid, at any time before the Offer expires.

We urge you to consult your financial advisor and exercise caution with respect to this and other tender offers.

The Company encourages you to follow the Board’s recommendation and NOT tender your shares to Everest.
Please consult with your financial or tax advisor when considering the Offer. If you do tender your shares to Everest, you may withdraw your tender before the expiration of the Offer by sending a written or facsimile notice to Everest. The Offer is currently scheduled to expire at 9:00 P.M. Pacific Time on January 18, 2019.

Please be assured that your personal information continues to be held in the same confidence we maintain in all interactions with our shareholders. Everest does not have access to ANY of your personal or account information and will not have that information unless you tender your shares.

We have filed a Schedule 14D-9 with the SEC in response to the Offer, which is available free of charge on the SEC’s website at http://www.sec.gov. If you have any questions related to the Offer or need further information about your options, please contact your financial advisor or CIM’s Shareholder Relations team at 866.907.2653.

Richard S. Ressler
Chairman of the Board of Directors and Chief Executive Officer
Cole Credit Property Trust IV, Inc.
Certain statements contained herein, other than historical facts, may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements related to the Company’s expectations regarding the performance of its business and the methodology and assumptions used in determining the most recent estimated per share NAV of the Company’s common stock, the Company’s ability to continue to pay monthly distributions at the same rate or at all, and the Company’s ability to repurchase shares under the share redemption program. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this letter and in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

CIM GROUP 2325 EAST CAMELBACK ROAD, 10TH FLOOR, PHOENIX, ARIZONA 85016, PH 866.341.2653 CIMGROUP.COM
SECURITIES DISTRIBUTED BY AFFILIATE BROKER-DEALER: CCO CAPITAL, LLC, MEMBER FINR A /SIPC